Mail Stop 6010

September 6, 2007

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **TopSpin Medical, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 29, 2007**
> **File No. 333-144472**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We note from your revisions in response to prior comment 1 that you have not registered the exercise of the warrants. Please tell us the exemption from registration on which you will rely for the exercise of the warrants by investors who purchase the warrants from the selling security holders.

TopSpin Medical, Inc.
September 6, 2007
Page 2

Notices regarding the Series A Warrants and Convertible Bonds, page 12

2. Please refer to prior comment 2. Please reconcile the disclosure on page 12 that you will give notices to holders of the bonds in both of two methods with section 7(d) of exhibit 4.1. Also, please tell us which section of the warrant certificate is referred to by the phrase "Unless expressly provided otherwise in the warrants" in section 8 of exhibit 4.3.

Risk Factors, page 6

3. Please revise the disclosure provided in response to prior comment 6 to include appropriate captions that clearly and directly advise investors that the tax consequences of the securities you are offering are uncertain. Also disclose in this section that your counsel has not been able to provide an opinion on material tax consequences.

Series 2 Warrants, page 71

4. Please disclose your response to prior comment 3 that the Tel Aviv Stock Exchange rules that require meetings of warrant holders to be held in accordance with the provisions respecting meetings of the holders of the convertible bonds contained in the documents governing those bonds.

Series 3 Warrants, page 72

5. Please update the August 30 disclosure provided in response to prior comment 4.

Principal and Interest Payments, page 74

6. Please clarify the disclosure provided in response to prior comment 5. What do you mean that the holder will not receive any interest for the year or part of the year "until conversion"? Will the holder then receive interest at conversion? Will the holder not receive interest for the period between conversion and November 30? If conversion occurs before November 18, will the holder receive any interest for the period since December 1 of the prior year?

Selling Security Holders, page 96

7. From your response to prior comment 9, it appears that the offering by the broker-dealer affiliates who acquired the offered securities from a statutory underwriter after you filed the registration statement is part of a primary offering that is not eligible to

be made under Rule 415(a)(1)(x) as noted in comment 20 of our August 7, 2007 letter to you. Therefore, you should:

- file the registration statement for the "resale" offering by those broker-dealer affiliates at the time of each exercise and conversion;
- register the transaction on a form that you can use for a primary offering;
- identify the selling security holders as underwriters; and
- include the fixed price at which the underwriters will sell the securities for the duration of the offering.

Exhibits

8. Please file as an exhibit the consent of Vardi, Hauser, Native & Co. that provided exhibit 8 to exhibit 25.2.

Exhibit 25.2

9. We are unable to agree with your assertion in the second sentence of your response to prior comment 10.

10. Please tell us why section (E)(b)(i) of exhibit 9 refers to a Form CB on January 21, 2003.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert Murphy, Esq.